April 3, 2020

Charles Boynton
Chief Financial Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, CA 95060

       Re: Plantronics, Inc.
           Form 10-K for the Fiscal Year Ended March 30, 2019
           Filed May 17, 2019
           File No. 001-12696

Dear Mr. Boynton:

        We have reviewed your March 10, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 12, 2020 letter.

Form 10-K for the Fiscal Year Ended March 30, 2019

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Company , page 62

1. Consistent with the information discussed on our telephone call of April 2, 2020, please provide us with a sufficiently detailed summary of the key changes to your business and your assessment of the impact to your fiscal year 2020 reporting, including your operating and reportable segments as well as the reporting units used in your impairment analysis. Clearly identify all changes you expect to reflect in your Form 10-K for the fiscal year ended March 28, 2020.
 Charles Boynton
Plantronics, Inc.
April 3, 2020
Page 2

      You may contact Dale Welcome at 202-551-3865 or Martin James, Senior Advisor, at
202-551-3671 if you have questions.



FirstName LastNameCharles Boynton                     Sincerely,
Comapany NamePlantronics, Inc.
                                                      Division of Corporation
Finance
April 3, 2020 Page 2                                  Office of Manufacturing
FirstName LastName